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File No. 025681-0024

VIA EDGAR and HAND DELIVERY

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Spansion Inc.
Amendment No. 6 to Registration Statement on Form S-1
File Number: 333-124041

Dear Mr. Buchmiller:

On behalf of Spansion Inc. (the “Company”), we are hereby filing Amendment No. 6 (“Amendment No. 6”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2005, and amended by Amendment No. 1 (“Amendment No. 1”) on June 13, 2005, Amendment No. 2 (“Amendment No. 2”) on August 11, 2005, Amendment No. 3 (“Amendment No. 3”) on September 19, 2005, Amendment No. 4 (“Amendment No. 4”) on October 21, 2005 and Amendment No. 5 (“Amendment No. 5”) on November 4, 2005 (as amended, the “Registration Statement”). For your convenience we have enclosed a courtesy package which includes five copies of Amendment No. 6, three of which have been marked to show changes from Amendment No. 5.

Amendment No. 6 has been revised to reflect the Company’s responses to the comments received by facsimile on November 17, 2005 from the staff of the Securities and Exchange Commission (the “Staff”), as well as a response to a comment received on May 11, 2005 from the Staff and for which the Company, in our letters dated June 13, 2005, August 11, 2005, September 19, 2005, October 21, 2005 and November 4, 2005, stated that it would respond in future amendments. For ease of review, we have set forth below each of the numbered comments of your letters and the Company’s responses thereto.

Comments dated May 11, 2005

2.	We note that significant sections of your prospectus provide disclosures regarding Spansion LLC but do not yet provide the required disclosures for the registrant (e.g., your “Management” section). Please provide the required disclosures for Spansion Inc. in your next amendment. In addition, please fill in the numerous blanks throughout the filing and file the remaining exhibits to your registration statement. Please note that we may have additional comments after your filing contains more complete information and the remaining exhibits to your registration statement have been filed.

November 21, 2005

Response: In response to the Staff’s comment, the Company has provided the requested information. The Company has filed (or re-filed) the following agreements and forms of agreements as exhibits to Amendment No. 6:

Exhibit No.	Description

1.1	Form of Common Stock Underwriting Agreement (re-filed to include exhibits)

3.2	Form of Certificate of Incorporation of Spansion Inc.*

3.3	Form of Bylaws of Spansion Inc.*

4.1	Specimen of Class A Common Stock Certificate

5.1	Opinion of Latham & Watkins LLP regarding legality

10.1	Form of 2005 Employee Stock Purchase Plan (re-filed to specify Class A common stock)

10.2	Form of 2005 Equity Incentive Plan (re-filed to specify Class A common stock)

10.4	Form of Stockholders Agreement of Spansion Inc., among Advanced Micro Devices, Inc., Fujitsu Limited, AMD Investments, Inc. and Spansion Inc.*

10.36	Executive Investment Account Plan (re-filed to update)

23.2	Consent of Latham & Watkins LLP

99.1	Consent of David K. Chao to be named as a prospective director

99.2	Consent of Patti S. Hart to be named as a prospective director

99.3	Consent of David E. Roberson to be named as a prospective director

*	Re-filed to remove reference to the mandatory convertible preferred stock.

In addition, the Company advises the Staff that it has decided not to proceed with the offering of its mandatory convertible preferred stock and therefore has removed references to the following exhibits to the Registration Statement:

Exhibit No.	Description

1.2	Form of Mandatory Convertible Preferred Stock Underwriting Agreement

3.4	Form of Certificate of Designations of Mandatory Convertible Preferred Stock

4.2	Specimen of Mandatory Convertible Preferred Stock Certificate

8.1	Opinion of Latham & Watkins LLP regarding tax matters

12.1	Calculation of ratio of earnings to combined fixed charges and preferred dividends

Comments Dated November 17, 2005

Fee Table

1.	We refer to comment 2 in our letter dated November 2, 2005. Please note that you must register a specific number of securities underlying the mandatory convertible preferred stock based on a good faith estimate of the number of shares of Class A common stock that will be issued upon conversion.

Response: In response to the Staff’s comment, the Company advises the Staff that it has decided not to proceed with the offering of its mandatory convertible preferred stock and that it has deleted the referenced disclosure accordingly.

November 21, 2005

2.	You must register the full amount of the offering described in your prospectus. Based on the number of shares and maximum offering price of your common stock offering as disclosed on the prospectus cover, the fee table does not reflect your entire offering. Please revise.

Response: In response to the Staff’s comment, the Company has revised the fee table as requested.

Concurrent Offerings, page 4

3.	We note the disclosure you have added in response to comment 3 in our letter dated November 2, 2005. It remains unclear from your disclosure, however, why you are not raising all needed money through the common stock offering, how you chose the types of securities to offer, and how you chose the amount of each security to offer. As requested by our prior comment 3, please revise so that this information is clear to your investors. Also clarify how you determined which entity would issue the securities. In addition, if true, please disclose that your mandatory convertible preferred stock will provide a higher yield to compensate the investors in those securities for the mandatory conversion feature.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised its referenced disclosure to indicate that the notes will be offered by Spansion LLC because it is the operating company that will generate the cash needed to make interest payments, and the Company has deleted the referenced disclosure regarding the mandatory convertible preferred stock in light of the Company’s decision not to proceed with the offering of its mandatory convertible preferred stock.

4.	We reissue comment 4 in our letter dated November 2, 2005. Please disclose how the conversion rate will be adjusted from the rate you disclosed based on the date of issuance of the preferred stock. Also indicate the extent of possible adjustments.

Response: In response to the Staff’s comment, the Company advises the Staff that it has deleted the referenced disclosure in light of the Company’s decision not to proceed with the offering of its mandatory convertible preferred stock.

Risks Related to this Offering, page 36

5.	We note that the mandatory convertible preferred stock will be convertible at your option at any time on or after the first anniversary of that offering if the closing price per share of your Class A common stock exceeds an as yet to be determined dollar amount for at least 20 trading days within a period of 30 consecutive trading days. Please disclose the risk of this overhang to your holders of Class A common stock, including any potential affects on the trading price of your Class A common stock at such time as the provisional conversion feature becomes available to you. Also, include any similar risks that result from the “threshold appreciation price.”

Response: In response to the Staff’s comment, the Company advises the Staff that it has included no such disclosure in light of the Company’s decision not to proceed with the offering of its mandatory convertible preferred stock.

November 21, 2005

6.	We note that the dividends payable upon the mandatory convertible preferred stock may be payable in shares of your Class A common stock. If material, please describe the risks to the investors in your Class A common stock that may result from the dilutive effects of the issuances of Class A common stock as payment for such dividends.

Response: In response to the Staff’s comment, the Company advises the Staff that it has included no such disclosure in light of the Company’s decision not to proceed with the offering of its mandatory convertible preferred stock.

7.	We note that, although the mandatory convertible preferred stock will not be listed or traded on any securities exchange or trading market, a secondary market may develop for those securities. To the extent that a secondary market for those securities develops, please describe the risks to the investors in your Class A common stock that may result from any volatility in the value of the mandatory convertible preferred stock in the secondary market.

Response: In response to the Staff’s comment, the Company advises the Staff that it has included no such disclosure in light of the Company’s decision not to proceed with the offering of its mandatory convertible preferred stock.

If securities or industry analysts. page 36

8.	Please broaden your current risk factor disclosure to include the affects of any negative reports or credit ratings on your mandatory convertible preferred stock or senior unsecured notes.

Response: In response to the Staff’s comment, the Company has broadened the referenced disclosure as requested to include the effects of any negative reports or credit ratings on its senior unsecured notes.

Use of Proceeds, page 40

9.	We note from your disclosure in the fourth paragraph that you may use a portion of the proceeds of your offerings to repay your indebtedness under the Spansion Japan Revolving Loan Agreement, Spansion Japan Term Loan and a sale-leaseback transaction entered into in January 2005. We also note from your disclosure on page 73 that you borrowed $3.0 billion yen under the Spansion Japan Revolving Loan Agreement on October 26, 2005. Please note that if indebtedness to be discharged was incurred within one year, you should describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure to describe the use of proceeds of indebtedness incurred within one year for all such indebtedness that consisted of borrowings other than short-term borrowings used for working capital. The Company advises the Staff that the $3.0 billion yen borrowed under the Spansion Japan Revolving Loan Agreement consisted of short-term borrowings for working capital.

10.	We note your response to comment 8 in our letter dated November 2, 2005; however, it is unclear how investors in this offering have sufficient information to make an investment decision without disclosure of the terms of the notes. Also, please provide us with the

November 21, 2005

versions of the documents related to the notes that will be used in connection with the negotiation of the note transaction.

Response: As discussed during the telephone conversation with Tim Buchmiller, Esq., of the Staff on November 18, 2005, disclosure of specific terms related to the notes is neither necessary nor appropriate in the common stock preliminary prospectus because:

(1) there is no line item disclosure requirement for the terms of the notes with respect to the common stock offering under the Securities Act or Regulation S-K;

(2) even assuming arguendo that Rule 408 under the Securities Act would apply to the disclosure made in the Registration Statement for the common stock, the terms of the notes, including interest rate, is neither known nor reasonably available within the meaning of Rule 409 under the Securities Act; and

(3) it is customary, accepted practice in connection with registered common stock offerings with concurrent privately placed notes offerings to not disclose the terms of the notes in any greater detail than the Company has done. The Company provided the Staff with several examples in its response to Comment 8 in our letter to the Staff dated November 4, 2005.

Given the Company’s decision not to proceed with the offering of mandatory convertible preferred stock, the Company respectfully submits that the information disclosed on page 4 and elsewhere of Amendment No. 6 is sufficient for investors to make an investment decision with respect to the common stock offering even though the pricing terms of the notes have not yet been determined and therefore have not been disclosed.

Dilution. page 43

11.	We note your disclosure that the offerings of your Class A common stock and mandatory convertible preferred stock will not be dilutive to new investors. If true, and with a view towards revised disclosure, please tell us why you are selling your securities at less than the pro forma as adjusted net tangible book value per share.

Response: In response to the Staff’s comment, the Company advises the Staff that it believes, based on the advice of its financial advisors and the underwriters, the proposed price of the Class A common stock is the best price possible given current market conditions and the current valuation of the Company, irrespective of the pro forma as adjusted net tangible book value per share. The Company advises the Staff that it believes that the Company will best be able to finance its capital needs by consummating the initial public offering and does not believe that the pro forma as adjusted net tangible book value is a relevant indicator of market value.

Unaudited Pro Forma Consolidated Financial Data, page 44

12.	Please respond to the following comments with respect to your pro forma balance sheet data:

•	Please revise to include all of the major captions required by Item 11-02(b)(3) of Regulation S-X.

November 21, 2005

•	Please revise the pro forma balance sheet data to include a column to reflect pro forma adjustments. Refer to Item 11-02(b)(4) of Regulation S-X.

•	Please reference all balance sheet adjustments to notes which clearly explain the assumptions involved. Refer to Item 11-02(b)(6).

•	It should be clear from your presentation how you determined the amount of debt of $739.6 million and the amount of additional paid-in capital of $2.2 billion. Any underlying assumptions should be discussed.

•	Since you are issuing up to $400 million of debt, please tell us and disclose what amount you used in the pro forma presentation and why.

•	Please tell us and disclose how the pro forma information reflects the underlying events and transactions in the fourth, fifth, and sixth paragraphs on page 40 of your “Use of Proceeds” section.

•	Please note that the pro forma information should discuss and reflect the impact of your accounting for the mandatory preferred stock, including the accounting for any embedded derivatives for which you will record a liability.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the “As Adjusted” balance sheet data presented on pages 14 and 49 of Amendment No. 6 are not presented as pro forma balance sheet data pursuant to Article 11 of Regulation S-X. The Company respectfully refers the Staff to footnotes No. 5 and No. 9 on pages 14 and 50 where the Company notes that the pro forma adjustments discussed and included in the pro forma statement of operations data do not impact the unaudited consolidated as adjusted balance sheet data. As such, the Company does not believe that Items 11-02(b)(3), 11-02(b)(4) and 11-02(b)(6) of Regulation S-X are applicable for disclosure purposes.

The Company respectfully informs the Staff that it has revised the footnote on pages 15 and 51 of Amendment No. 6, which reference and clearly explain how the Company determined the amounts of debt and additional paid-in capital, including the underlying assumptions, and the amounts of debt issued and included in the “as adjusted” presentation. These footnotes include a reference back to the “Use of Proceeds” section.

Additionally, the Company respectfully advises the Staff that it has decided not to proceed with the offering of mandatory convertible preferred stock. As such, the related impact of this offering has been removed from the “As Adjusted” balance sheet data on pages 14 and 49.

Management’s Discussion and Analysis, page 51

13.	Please note that if you intend to pay a significant amount of dividends on the preferred stock and you have no history of making dividend payments, you should provide additional disclosures in your MD&A to address the specific facts and circumstances of your dividend policy, the risks and limitations of that policy, the likelihood of your ability to pay future dividends, and an analysis of your liquidity and capital resources with respect to the intended dividend policy for the next year. Please refer to the speech by Todd Hardiman, Associate Chief Accountant, at the 2004 AICPA National Conference on Current SEC and PCAOB Developments.

November 21, 2005

Response: In response to the Staff’s comment, the Company advises the Staff that it has included no such disclosure in light of the Company’s decision not to proceed with the offering of its mandatory convertible preferred stock.

Contractual Obligations, page 69

14.	Please provide us with an updated table.

Response: In response to the Staff’s comment, the Company has supplementally provided to the Staff an updated table showing contractual obligations as of October 23, 2005.

Spansion Japan Revolving Loan Agreement, page 71

15.	Please disclose why you repaid and borrowed the amounts indicated on September 26, 2005 and on October 26, 2005.

Response: In response to the Staff’s comment, the Company advises the Staff that the Spansion Japan Revolving Loan Agreement permits interest rate calculation periods thereunder with a duration of either 1, 2, 3, 6 or 12 months. Thus, the Company regularly repays amounts outstanding upon termination of these interest rate periods and draws down new amounts to replace amounts repaid to take advantage of changes in the applicable interest rate. The Company has added disclosure on page 77 to this effect.

Spansion Japan Term Loan, page 75

16.	We note your disclosure that it is a financial covenant under the Spansion Japan Term Loan that Fujitsu must maintain 100% of the ownership of Fujitsu Microelectronics Holding, Inc., the Fujitsu subsidiary that holds 40% of the membership interests in Spansion LLC prior to Spansion LLC’s reorganization into a corporate structure. Please tell us how you will accomplish the contemplated reorganization of Spansion LLC given this financial covenant. Also, please provide us with your analysis as to whether you would be in default under any of your other debt obligations if you are not in compliance with that financial covenant. Include any appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company advises the Staff that it has obtained a temporary waiver until December 31, 2005 of the financial covenant under the Spansion Japan Term Loan that Fujitsu maintain 100% of the ownership of Fujitsu Microelectronics Holding, Inc., and has revised the referenced disclosure accordingly. The Company advises the Staff that because it has obtained a waiver of such financial covenant, the Company will be in compliance with the financial covenants of the Spansion Japan Term Loan and it will not be in default under any of its other debt obligations until the expiration of the waiver. The Company has made appropriate disclosure on pages 21, 40 and 81 of Amendment No. 6 to clarify that it will use a portion of the proceeds of the offerings to pay off borrowings under this loan if it is unable to negotiate an amendment to the Spansion Japan Term Loan or refinance the amounts outstanding thereunder. As a result of this disclosure and since the Company will not be in default under any of its debt instruments as a result of the reorganization and the offerings, the Company respectfully submits that risk factor disclosure is not necessary or appropriate.

November 21, 2005

Spansion China Revolving Loan Agreement, page 77

17.	If the form of loan agreement filed as Exhibit 10.50 to your registration statement is the agreement entered into on October 24, 2005, please file the definitive version of this agreement.

Response: In response to the Staff’s comment, the Company advises the Staff that it must execute an identical definitive agreement with Gusu Sub-branch, Agricultural Bank of China each time it draws on the Spansion China Revolving Loan Agreement, in the Form of Agreement filed as Exhibit 10.50 to the Registration Statement. Thus, the Company respectfully advises the Staff that disclosure of amounts drawn, initial interest rates and maturity on such agreements, which the Company has disclosed in Amendment No. 6 pursuant to Comment No. 18 below, coupled with the filing of the form of the loan agreement provides complete disclosure regarding such agreements.

18.	Please disclose the current interest rate and maturity date of each of the U.S. dollar and RMB borrowings.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure as requested.

Legal Proceedings, page 104

19.	We note your response to comment 7 in your letter dated November 4, 2005. Please include in your disclosure the statements contained in clause (2) of the first sentence of that response and in the second sentence of that response.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure as requested.

Management, page 105

20.	Please file a written consent for each of your prospective independent directors. Refer to Securities Act Rule 438.

Response: In response to the Staff’s comment, the Company advises the Staff that it has filed written consents for each of the Company’s prospective directors with Amendment No. 6.

21.	Please clarify when Ms. Hart served as the Chief Executive Officer of Pinnacle.

Response: In response to the Staff’s comment, the Company advises the Staff that Ms. Hart served as the Chief Executive Officer of Pinnacle from March 2004 until August 2005. The Company has revised the referenced disclosure accordingly.

Treatment of AMD Options, page 117

22.	Please tell us why you have not included any disclosure regarding the transactions contemplated in your counsel’s letter to us dated October 21, 2005.

Response: In response to the Staff’s comment, the Company has not included any disclosure

November 21, 2005

with respect to the proposed AMD option exchange offer as described in the October 21, 2005 letter because the Company and AMD have decided not to conduct such an exchange offer.

Equity Incentive Plan, page 118

23.	Please reconcile your disclosure that you will have Class A common stock available for issuance under the plan with the provisions of Section 4.1 of the 2005 Equity Incentive Plan filed as Exhibit 10.2 to your registration statement which does not appear to limit the shares of common stock available under the plan to the Class A common stock.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised and re-filed Exhibit 10.2 to reflect that Class A common stock will be the only class of common stock available for issuance under the 2005 Equity Incentive Plan.

24.	We note your disclosure that you will have up to 9,500,000 shares of Class A Common Stock available for issuance under the plan, and that you intend to grant stock options and restricted stock units for an aggregate of approximately 6,000,000 shares at the time of your offering. If known, please disclose how many shares you will have remaining under your 2005 stock option plan after the grants at the time of your offering and after you have consummated the transactions contemplated in your counsel’s letter to us dated October 21, 2005.

Response: In response to the Staff’s comment, the Company advises the Staff that after the initial grant of stock options and restricted stock units for an aggregate of 6,000,000 shares, it expects to have 3,500,000 shares available for future issuance and has revised the referenced disclosure accordingly. With respect to the AMD option exchange offer, please see the Company’s response to Comment No. 22.

25.	Please disclose the terms of the planned grants.

Response: In response to the Staff’s comment, the Company has provided the requested disclosure on page 123 of Amendment No. 6.

Employee Stock Purchase Plan, page 119

26.	Please clarify your disclosure so that it is clear whether the shares available under this plan will include any class of common stock other than the Class A common stock.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the referenced disclosure and re-filed Exhibit 10.1 to clarify that Class A common stock will be the only class of common stock available for issuance under the 2005 Employee Stock Purchase Plan.

Concurrent Offering of Mandatory Convertible Preferred Stock, page 130

27.	We note the disclosure you have made in the last paragraph of footnote 17 to your financial statements on page F-49 with respect to the maximum number of shares of Class A common stock that will be issuable upon conversion of the mandatory convertible preferred stock. Please include this disclosure in this section.

November 21, 2005

Response: In response to the Staff’s comment, the Company advises the Staff that it has deleted the referenced disclosure in light of the Company’s decision not to proceed with the offering of its mandatory convertible preferred stock.

Consent of AMD or Fujitsu Required for Certain Transactions, page 136

28.	We note your response to comment 21 in your letter dated November 4, 2005 and the disclosure in the last sentence on page 9. We also note from Section 2.11 of your Bylaws that the denominator used for determining the “Aggregate Ownership Interest” for AMD and Fujitsu will include the aggregate number of outstanding shares, on an as converted to common stock basis, except that as converted basis will not include the common stock issued or issuable upon conversion of the mandatory convertible preferred stock issued concurrently with your offering of Class A common shares for a period of three years. Please disclose the effect of the provisions of Section 2.11 of your Bylaws on the determination of AMD and Fujitsu’s ownership interests.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has re-filed its form of Certificate of Incorporation and Bylaws in light of the Company’s decision not to proceed with the offering of its mandatory convertible preferred stock.

Underwriting, page 146

29.	We note the response to comment 23 in your letter dated November 4, 2005. For each underwriter engaging in an electronic distribution method other than the one distribution method that has already been reviewed by our Office of Chief Counsel, please address comment 46 in our letter dated May 11, 2005 and comment 22 in our letter dated September 23, 2005 with respect to these underwriters. Please note that this comment is applicable to electronic offers, sales or distributions made in connection with your offering of mandatory convertible preferred stock as well.

Response: In response to the Staff’s comment, the Company advises the Staff that each member of the currently contemplated underwriting syndicate (the “Syndicate Members”) has advised the Company that all preliminary prospectuses, final prospectuses and related confirmations will be delivered in hard copy. To supplement such distributions, certain Syndicate Members have also informed the Company that they may also deliver or make available prospectuses to certain customers via email or a password protected portal on their respective websites as described in the Company’s November 4, 2005 response letter; however, none of the Syndicate Members will accept indications of interest, make offers or deliver confirmations electronically. Further, the Company has been informed that none of the Syndicate Members who intends to make prospectuses available pursuant to arrangements with third parties, intends to do so other than via the i-Deal Prospectus Delivery System. The Office of Chief Counsel has reviewed each mode of electronic distribution contemplated by the Syndicate Members in the context of other transactions.

30.	Regarding the second paragraph of your response to comment 23, please tell us how you will seek to ensure that all syndicate members are conducting a distribution that is consistent with Section 5 of the Securities Act, including the issues regarding electronic distribution raised in our comments.

Response: In response to the Staff’s comment, the Company advises the Staff that each

November 21, 2005

Syndicate Member is an established firm, a registered broker/dealer and an NASD member. Citigroup Global Markets Inc. and Credit Suisse First Boston LLC (the “Representatives”) will formally extend invitations to the underwriters who will participate in the underwriting syndicate on the day of pricing of the securities. At such time, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the Commission and to which the Commission raised no objections. The form of representations that will be required of each member of the underwriting syndicate was provided to the Staff in the Company’s June 13, 2005 response letter.

Each underwriter and its broker/dealer affiliate is required to comply with all applicable Commission and NASD rules, including the releases and no-action letters on electronic distributions. Given the representations that will be received by the Representatives that syndicate members will so comply, there would not appear to be a regulatory need, nor would it be consistent with market practice, for the Company to take further action to police the activities of the underwriters.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

31.	It appears that the pro forma balance sheet presentation is not limited to reflecting changes in the terms of your current capitalization that will become effective after the latest balance sheet date. In addition, it appears that the pro forma amounts reflect the receipt of the net proceeds from the offering and the receipt and application of the net proceeds from your concurrent offering of mandatory convertible preferred stock and the concurrent placement of notes. As such, the pro forma presentation, including assuming offering proceeds, does not appear to be appropriate for presentation in your audited financial statements. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the “as adjusted” column heading in the unaudited consolidated balance sheets on page F-3 in Amendment No. 6 to read “Pro Forma Stockholders’ Equity at Sept. 25, 2005” in order to reflect only the change in the Company’s capital structure that will become effective upon the consummation of the offering and after the latest balance sheet date.

Note 17. Change in Capital Structure Planned Concurrently with Common Stock Offering (Unaudited), page F-45

32.	We note your disclosure on page F-17 that states, “However, if the Company changes its corporate structure and issues stock-based awards in the future (See Note 17), those awards will be subject to the accounting and disclosure provisions of SFAS 123R and would be expected to have a material effect on the Company’s financial statements.” We note your new disclosure in the document that you intend to grant stock options or restricted stock units for approximately 6,000,000 shares of your Class A common stock to your employees under your 2005 equity incentive plans upon the consummation of the offering. Please revise Note 17 to discuss your intention to grant these options including the significant terms and accounting for the options and units.

November 21, 2005

Response: In response to the Staff’s comment, the Company has revised Note 17 to discuss the Company’s intention to grant these options, including the significant terms and prospective accounting for the options and units.

33.	We have reviewed your response to prior comment 25. Please respond to the following comments:

•	Please refer to prior comment 2 from our May 11, 2005 letter. We continue to note that there are numerous blanks in the sect ion entitled “Concurrent Offering of Mandatory Convertible Preferred Stock” and in this note. For example, we note that you have not disclosed the dividend or conversion rates of the mandatory convertible preferred stock. Please note that w e would expect any assessment of the appropriate accounting for this instrument to include an analysis of all significant terms. Accordingly, once all of the significant terms are determined and disclosed we may have additional comments.

•	Once you have determined all of the terms oft he mandatory convertible preferred stock including the dividend and conversion rates, please provide us with your analysis of those terms and your assessment of whether the host is more akin to equity or debt. We note your reference to paragraph 61(1) of SFAS 133 in your response. Your response notes that your host contract does not have a mandatory redemption feature, similar to the example in paragraph 61(1) for an instrument that is more akin to debt. As such, you concluded that your instrument is more akin to equity. Please note that the example of an instrument that is more akin to equity in paragraph 61(1) is a cumulative participating perpetual preferred stock. That instrument does not appear to be the same as the one you plan to issue either. Since your instrument is not the same as either of the instruments in the example, your analysis should discuss how you considered all of the significant terms of the host contract in making your determination as to whether it is more akin to equity or debt. For example, we note that the security has a cumulative dividend and a dividend make-whole provision. Unless the dividend rate is nominal, it appears that the dividend terms, including the make-whole provision, would indicate that the instrument may be more akin to debt.

•	Due to the significance of the determination o f whether the host is more akin to equity or debt on the accounting for any embedded derivative instruments within the host contract, we may have additional comments with respect to the accounting for any embedded derivatives within the host contract once that determination is made.

•	Please disclose how you will account for and value the mandatory convertible preferred stock and any bifurcated embedded derivatives.

•	Please tell us the valuation method and significant assumptions you plan to use to value the dividend make-whole provision at fair value. Tell us how you plan to classify changes in its value within the statement of operations.

•	We note your response with respect to the determination of a beneficial conversion feature. We also note that you would first need to determine whether or not the conversion feature is an embedded derivative that should be bifurcated. If not, any consideration of the beneficial conversion feature should consider the carrying value of the host contract after considering the fair value of any bifurcated embedded derivative. Please see DIG Issue B6.

November 21, 2005

•	With respect to your analysis of the application of paragraph 12 of SFAS 150, please tell us and disclose the conversion terms of the security so that we may review your response. Please tell us in more detail about your analysis of why SFAS 150 does not apply to this instrument, including whether or not the cap and floor of the conversion feature is substantive. That is, discuss whether the monetary value of the obligation is predominantly based on a fixed monetary amount known at inception. Refer to paragraphs A18—A19 of SFAS 150.

•	We note, from the disclosure on page 131, that you have the ability, under certain circumstances to cause the conversion of the mandatory convertible preferred stock and that there may also be an early conversion, at the option of the holder, upon a cash acquisition. In that case, you would also have to pay the holders of the preferred stock in cash or shares of your Class A common stock the amount of any accumulated and unpaid dividends and the present value of all remaining dividend payments through a date in 2008 computed using a discount rate. For the cash acquisition, you may also elect to adjust the conversion obligation to deliver acquirer common stock. Please tell us about your consideration of the accounting for these terms.

Response: In response to the Staff’s comment, the Company advises the Staff that it has decided not to proceed with the offering of its mandatory convertible preferred stock.

Preferred Stock Prospectus

34.	We note your disclosure that shares of your Class A common stock used to pay dividends may be delivered to the transfer agent to be sold, resulting in net cash proceeds to be distributed to the holders of the mandatory convertible preferred stock in an amount equal to the cash dividends otherwise payable. It appears that the offering of shares of Class A common stock issuable in satisfaction of the payment of dividends will be a primary offering made on an at-the-market and delayed basis and that you are not eligible to offer securities on that basis. If you disagree, please provide us with a legal analysis supporting your conclusions and tell us whether the transfer agent will be registered as a broker-dealer.

Response: In response to the Staff’s comment, the Company advises the Staff that it has decided not to proceed with the offering of its mandatory convertible preferred stock.

35.	We note that you have not indicated the dividend rate applicable to the mandatory convertible preferred stock in your prospectus. Since the dividend rate would appear to be a material term, please tell us how you determined that you can exclude such information from your prospectus.

Response: In response to the Staff’s comment, the Company advises the Staff that it has decided not to proceed with the offering of its mandatory convertible preferred stock.

36.	We note your revisions in response to comment 26; however, please do not replace the vague term “certain” with equally vague disclosure like “specific.”

Response: In response to the Staff’s comment, the Company advises the Staff that it has removed the preferred stock prospectus in light of its decision not to proceed with the offering of its mandatory convertible preferred stock, but the Company has revised its disclosure

November 21, 2005

elsewhere in the Registration Statement where appropriate.

Preferred Stock Prospectus Cover

37.	We note your response to comment 28 in your response letter dated November 4, 2005. It remains unclear why much of the detail is necessary for a prospectus cover.

Response: In response to the Staff’s comment, the Company advises the Staff that it has deleted the referenced disclosure in light of the Company’s decision not to proceed with the offering of its mandatory convertible preferred stock.

The opportunity for equity appreciation..., page A-7

38.	Please clarify whether the number of shares of your Class A common stock that are issuable upon mandatory conversion will decrease if the applicable market value increases to a disclosed dollar amount. If so, please indicate that amount.

Response: In response to the Staff’s comment, the Company advises the Staff that it has decided not to proceed with the offering of its mandatory convertible preferred stock.

Description of Mandatory Convertible Preferred Stock, page A-11

39.	We note your disclosure in response to comment 30 and your statement in the last sentence of response 27. However, your prospectus must be substantially revised so that investors can understand why you included each of the features of the preferred stock and how the features operate. Your explanation could be based on a bona fide estimate of the public offering price within your disclosed price range. To the extent necessary to explain the operation of the security’s features, you should include charts. Likewise, to the extent that the operation of a feature of the preferred stock will affect an investment in the common stock, you should include a similar, clear explanation of that feature on the common stock prospectus.

Response: In response to the Staff’s comment, the Company advises the Staff that it has decided not to proceed with the offering of its mandatory convertible preferred stock.

Dividends, page A-12

40.	We note the disclosure added in response to comment 32. It appears that you intend to use the proceeds from your offerings to make dividend payments. Please add appropriate disclosure in the applicable “Use of Proceeds” section. Provide similar disclosure if you intend to use proceeds from an offering to make principal or interest payments on the notes being offered in the concurrent transaction.

Response: In response to the Staff’s comment, the Company advises the Staff that it has deleted the referenced disclosure in light of its decision not to proceed with the offering of its mandatory convertible preferred stock.

41.	Please disclose whether you currently intend to make the required dividend payments in cash.

November 21, 2005

Response: In response to the Staff’s comment, the Company advises the Staff that it has decided not to proceed with the offering of its mandatory convertible preferred stock.

United States Federal Income Tax Considerations, page A-3

42.	We note your revisions in response to comment 34 in our letter dated November 2, 2005, however, the second sentence of your first paragraph on page A-31 still appears to disclaim responsibility for your disclosure. As well, the first sentence on page 142 contains a similar impermissible disclaimer. Please revise the first sentence on page 142 and the second sentence in the first paragraph on page A-31 to remove these inappropriate disclaimers.

Response: In response to the Staff’s comment, the Company advises the Staff that it has deleted the referenced disclosure regarding the mandatory convertible preferred stock in light of its decision not to proceed with the offering of its mandatory convertible preferred stock and has revised the referenced disclosure on page 142 of Amendment No. 6.

43.	We note your response to comment 36 in your letter dated November 4, 2005; however, your document must explain why you cannot unequivocally state each tax consequence, describe the degree of uncertainty, disclose possible outcomes and provide appropriate risk factors.

Response: In response to the Staff’s comment, the Company advises the Staff that it has deleted the referenced disclosure in light of its decision not to proceed with the offering of its mandatory convertible preferred stock.

Exhibits

44.	Please file complete exhibits with all attachments. For example, we note several annexes and exhibits that appear to be missing from exhibit 1.1.

Response: As a result of our telephone conversation with Tim Buchmiller, Esq. of the Staff on November 18, 2005, the Company has re-filed Exhibit 1.1 with all attachments thereto.

Exhibit 1.2

45.	Please reconcile your disclosure that the mandatory convertible preferred stock will not be listed or traded on any securities exchange or trading market with the representation contained in Section 6(i) of the form of Mandatory Convertible Preferred Stock Underwriting Agreement.

Response: In response to the Staff’s comment, the Company advises the Staff that it has removed references to Exhibit 1.2 in the Registration Statement in light of its decision not to proceed with the offering of its mandatory convertible preferred stock.

* * *

I hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8245 or by fax at (415) 395-8095 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips

Robert W. Phillips

of LATHAM & WATKINS LLP